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Filed pursuant to Rule 424(b)(2)
Registration No.: 333-196003

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Floating Rate due 2020	$738,010,000	$85,756.77

0.950% Notes due 2023	$671,518,705.20	$78,030.48

1.750% Notes due 2030	$556,902,346	$64,712.06

(1)
The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.1354 per Euro 1.00 as of May 13, 2015.

(2)
Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act.

PRICING SUPPLEMENT dated May 13, 2015
To Prospectus dated May 16, 2014 and
Prospectus Supplement dated May 16, 2014

3M Company
Medium-Term Notes, Series F
€650,000,000 Floating Rate Notes due 2020
€600,000,000 0.950% Notes due 2023
€500,000,000 1.750% Notes due 2030

         We are offering for sale three new tranches of our medium-term notes, Series F, consisting of €650,000,000 aggregate principal amount of floating rate notes due 2020 (the "floating rate notes"), €600,000,000 aggregate principal amount of 0.950% notes due 2023 (the "2023 notes") and €500,000,000 aggregate principal amount of 1.750% notes due 2030 (the "2030 notes" and, together with the floating rate notes and the 2023 notes, the "notes"). We will pay interest on the floating rate notes on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2015, and interest on the 2023 notes and the 2030 notes on May 15 of each year, commencing May 15, 2016.

         Unless earlier redeemed, the floating rate notes will mature on May 15, 2020, the 2023 notes will mature on May 15, 2023 and the 2030 notes will mature on May 15, 2030. We may redeem the 2023 notes and the 2030 notes prior to maturity in whole but not in part at the redemption prices described in this pricing supplement under "Description of Notes—Optional Redemption." In addition, the notes of any tranche may be redeemed in whole but not in part, at any time at our option, in the event of certain developments affecting U.S. taxation. See "Description of Notes—Redemption for Tax Reasons."

         The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. The notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

         We intend to apply to list the notes on the New York Stock Exchange. Currently, there is no public market for the notes.

         You should read carefully this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus before you invest.

         Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page PS-4 of this pricing supplement and on page 64 of our most recent Quarterly Report on Form 10-Q.

	Public Offering Price(1)	Underwriting Discount	Proceeds before Expenses
Per floating rate note	100.000%	0.225%	99.775%
Total for floating rate notes	€650,000,000	€1,462,500	€648,537,500
Per 2023 note	98.573%	0.300%	98.273%
Total for 2023 notes	€591,438,000	€1,800,000	€589,638,000
Per 2030 note	98.098%	0.450%	97.648%
Total for 2030 notes	€490,490,000	€2,250,000	€488,240,000

(1)
Plus accrued interest from May 20, 2015 if settlement occurs after that date.

         Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The notes will be ready for delivery in book-entry form through Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about May 20, 2015.

Joint Book-Running Managers

Barclays	Citigroup	Deutsche Bank

The date of this pricing supplement is May 13, 2015.

        You should rely only on the information contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any such "free writing prospectus." We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any such "free writing prospectus" or the documents incorporated therein by reference is accurate as of any date other than

i

their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This document is in three parts. The first part is this pricing supplement, which describes the specific terms of the securities offered hereby. The second part is the prospectus supplement, which relates to our Series F medium-term notes and adds to and updates information contained in the accompanying prospectus. The third part, the prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to all three parts of this document combined. To the extent there is a conflict between the information contained in this pricing supplement, on the one hand, and the information contained in the accompanying prospectus supplement and the accompanying prospectus, on the other hand, you should rely on the information in this pricing supplement.

        The notes are being offered only for sale in jurisdictions where it is lawful to make such offers. The distribution of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any "free writing prospectus" and the offering of the notes in other jurisdictions may also be restricted by law. Persons who receive this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any "free writing prospectus" should inform themselves about and observe any such restrictions. This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any "free writing prospectus" do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

        Before purchasing any securities, you should carefully read this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any "free writing prospectus" we authorize to be delivered to you, together with the additional information described under the heading "Where You Can Find Additional Information" in the accompanying prospectus.

        References in this pricing supplement to "$," "dollars," "U.S.$" or "U.S. dollars" are to the currency of the United States of America and to "€" or "euro" are to the currency introduced at the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Union, as amended from time to time.

Notice to Prospective Investors in the European Economic Area

        This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are not prospectuses for purposes of the Prospectus Directive (2003/71/EC, as amended) (the "Prospectus Directive"). This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive.

ii

Notice to Prospective Investors in the United Kingdom

        Without limitation to the other restrictions referred to herein, this pricing supplement and any documents and/or materials relating to the notes are directed only at and distributed only to persons located or resident outside the United Kingdom or, if located or resident in the United Kingdom, to (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) high net worth companies, unincorporated associations and other persons falling within Article 49(2)(a) to (d) of the Order or (iii) any other persons to whom this pricing supplement and such other documents or materials may otherwise lawfully be communicated in accordance with the Order (all such persons together being referred to as "relevant persons"). Without limitation to the other restrictions referred to herein, any investment or investment activity to which this pricing supplement relates is available only to, and will be engaged in only with relevant persons.

        IN CONNECTION WITH THE ISSUE OF THE NOTES, DEUTSCHE BANK AG, LONDON BRANCH (IN THIS CAPACITY, THE "STABILIZING MANAGER") (OR ANY PERSON ACTING ON ITS BEHALF) MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER (OR PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER) WILL UNDERTAKE ANY STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE, AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES.

        ANY STABILIZATION ACTION COMMENCED WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS.

iii

 SUMMARY

        The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and the documents we refer to, or incorporate by reference, herein and therein. When we refer to "3M," "our company," "we," "our" and "us" in this pricing supplement under the heading "The Company" below, we mean 3M Company and its consolidated subsidiaries unless the context indicates otherwise. When these terms are used elsewhere in this pricing supplement, we refer only to 3M Company unless the context indicates otherwise.

The Company

        3M Company, formerly known as Minnesota Mining and Manufacturing Company, was incorporated in 1929 under the laws of the State of Delaware to continue operations begun in 1902. 3M's principal executive offices are located at 3M Center, St. Paul, Minnesota 55144 (telephone: 651-733-1110).

        3M is a diversified technology company with a global presence in the following five operating business segments: Industrial; Safety and Graphics; Electronics and Energy; Health Care; and Consumer. 3M is among the leading manufacturers of products for many of the markets it serves. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically-oriented companies.

        Our five business segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. These segments have worldwide responsibility for virtually all 3M product lines. Certain small businesses and lab-sponsored products, as well as various corporate assets and expenses, are not attributed to the business segments.

The Offering

        The following is a brief summary of the principal terms of the notes. A more detailed description is contained in this pricing supplement under the section "Description of Notes."

Issuer	3M Company
Notes Offered
€650,000,000 aggregate principal amount of floating rate notes due 2020, €600,000,000 aggregate principal amount of 0.950% notes due 2023 and €500,000,000 aggregate principal amount of 1.750% notes due 2030. The notes are tranches of our Series F medium-term notes, of which $4,760,750,000 aggregate principal amount was outstanding on May 12, 2015.
Maturity Date	Unless earlier redeemed, the floating rate notes will mature on May 15, 2020, the 2023 notes will mature on May 15, 2023 and the 2030 notes will mature on May 15, 2030.
Optional Redemption	We may redeem the 2023 notes and the 2030 notes in whole but not in part at the redemption prices described under "Description of Notes—Optional Redemption."
Floating Rate Interest Payment Dates	February 15, May 15, August 15 and November 15 of each year, beginning August 15, 2015.

2023 and 2030 Interest Payment Dates	May 15 of each year, beginning May 15, 2016.
Currency of Payment
All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro. If euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. See "Description of Notes—Issuance in Euro."
Denomination	The notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.
Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. See "Description of Notes."
Use of Proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including repayment of commercial paper. See "Use of Proceeds" in this pricing supplement.
Payment of Additional Interest
We will, subject to the exceptions and limitations set forth herein, pay as additional interest to a noteholder that is a United States Alien (as defined in "Description of Notes—Payment of Additional Interest") such amounts as may be necessary so that every net payment on such note after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such note to be then due and payable. See "Description of Notes—Payment of Additional Interest."
Redemption for Tax Reasons
We may redeem all, but not less than all, of the notes of any tranche in the event of certain changes in the tax law of the United States (or any taxing authority thereof or therein) if, in the written opinion of independent counsel chosen by us, there is a substantial probability that we will become obligated to pay additional interest on the notes as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption. See "Description of Notes—Redemption for Tax Reasons."

Listing	We intend to apply to list the notes on the New York Stock Exchange.
Trustee	The Bank of New York Mellon Trust Company, N.A.
London Paying Agent	The Bank of New York Mellon, London Branch
Calculation Agent	The Bank of New York Mellon, London Branch
Book-Entry
The notes will be issued in book-entry form and will be represented by global notes deposited with, or on behalf of, a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream") and Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and registered in the name of the common depositary or its nominee. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by Clearstream and Euroclear and their participants, and these beneficial interests may not be exchanged for certificated notes, except in limited circumstances. See "Description of Notes—Book-Entry Delivery and Settlement."
Risk Factors
See "Risk Factors" and the other information included in or incorporated by reference into this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to purchase the notes.
Governing Law	New York.

RISK FACTORS

        Your investment in the notes involves certain risks. In consultation with your own financial, tax, accounting and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors discussed in the accompanying prospectus supplement, the accompanying prospectus and in our most recent annual and quarterly reports which are incorporated by reference into this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus before deciding whether to make an investment in the notes.

An investment in the notes by a purchaser whose home currency is not euro entails significant risks.

        An investment in securities which are denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser primarily conducts its business or activities (in each case, the "home currency") entails significant risks not associated with securities denominated and payable in the home currency. Accordingly, an investment in the notes by a purchaser whose home currency is not euro entails significant risks. These risks include the possibility of significant changes in rates of exchange between the holder's home currency and the euro and the possibility of the imposition or subsequent modification of foreign exchange controls. These risks generally depend on factors over which we have no control, such as economic, financial and political events and the supply of and demand for the relevant currencies. In recent years, rates of exchange between euro and certain currencies have been highly volatile, and each holder should be aware that such volatility may occur in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, are not necessarily indicative of fluctuations in the rate that may occur during the term of the notes. Depreciation of euro against the holder's home currency would result in a decrease in the effective yield of the notes below its coupon rate and, in certain circumstances, could result in a loss to the holder.

If as permitted by the notes, we make payments in U.S. dollars when we are unable to obtain euro, you will be exposed to significant risks if your home currency is not U.S. dollars.

        If euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until euro is again available to us or so used. The amount payable on any date in euro will be converted into U.S. dollars on the basis of the then most recently available market exchange rate for euro. See "Description of Notes—Issuance in Euro." Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the indenture governing the notes. If your home currency is not U.S. dollars, any such payment will expose you to the significant risks described above under "—An investment in the notes by a purchaser whose home currency is not euro entails significant risks."

In a lawsuit for payment on the notes, a noteholder may bear currency exchange risk.

        The notes will be governed by, and construed in accordance with, the laws of the State of New York. Under New York law, a New York state court rendering a judgment on the notes would be required to render the judgment in euro. However, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the notes, investors would bear currency exchange risk until a New York state court judgment is entered, which could be a long time. A Federal court sitting in New York with diversity jurisdiction over a dispute arising in connection with the notes would apply the foregoing New York law.

        In courts outside of New York, noteholders may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the notes in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of euro into U.S. dollars would depend upon various factors, including which court renders the judgment.

The trading market for the notes may be limited.

        The notes are a new issue of securities for which no established trading market exists. Although we intend to apply to list the notes on the New York Stock Exchange, no assurance can be given that we will be able to list the notes. Even if the notes are listed, no assurance can be given that a trading market for the notes will develop or be maintained. If an active trading market does not develop for the notes, noteholders may not be able to resell them at all or at prices acceptable to them. Although the underwriters for this offering have advised us that they intend to make a market in the notes after completion of the offering, they are not obligated to do so and may discontinue market making at any time. The liquidity of any trading market for, and future trading prices of, the notes will depend on many factors, including, among other things, the number of holders of the notes, our operating results, cash flows, financial performance and prospects, prevailing interest rates, changes in our credit rating or outlook, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Therefore, no assurance can be given as to the liquidity of any trading market for the notes.

Noteholders are exposed to the consequences of denomination of a minimum specified denomination plus a higher integral multiple.

        The notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. As is the case with any issue of notes that have a denomination consisting of a minimum specified denomination plus a higher integral multiple of another smaller amount, it is possible that the notes may be traded in amounts in excess of €100,000 (or its equivalent) that are not integral multiples of €100,000 (or its equivalent). In such a case a noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum specified denomination may not receive a definitive note in respect of such holding (should definitive notes be printed) and would need to purchase a principal amount of notes such that its holding amounts to the minimum specified denomination.

CURRENCY CONVERSION

        Principal, premium, if any, and interest payments in respect of the notes will be payable in euro. If euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until euro is again available to us or so used. The amount payable on any date in euro will be converted into U.S. dollars on the basis of the most recently available market exchange rate for euro. See "Description of Notes—Issuance in Euro." Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the indenture governing the notes.

        Investors will be subject to foreign exchange risks as to payments of principal of, and premium, if any, and interest on, the notes that may have important economic and tax consequences to them. See "Risk Factors." You should consult your own financial and legal advisors as to the risks involved in an investment in the notes.

        On May 8, 2015, the euro/U.S.$ rate of exchange as reported by Bloomberg was €1.00/U.S.$1.1199.

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of the notes, after deducting the underwriting discount and expenses payable by us, of approximately €1,723,928,670, or $1,930,627,718, based on the euro/U.S.$ rate of exchange as of May 8, 2015. We intend to use the net proceeds of this offering for general corporate purposes, including repayment of commercial paper.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated.

	Three months ended March 31, 2015		Year ended December 31,
			2014		2013		2012		2011		2010
Ratio of earnings to fixed charges(1)	29.9	x	27.7	x	25.4	x	23.2	x	21.7	x	20.2	x

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and net income attributable to noncontrolling interest, plus fixed charges and amortization of capitalized interest less equity in undistributed income of 20-50% owned companies and capitalized interest. Fixed charges include interest on debt, including capitalized interest and the portion of rent under operating leases representative of the interest component.

DESCRIPTION OF NOTES

        Each tranche of notes is part of our medium-term notes, Series F, of which $4,760,750,000 aggregate principal amount was outstanding on May 12, 2015. The notes will be issued under an indenture dated November 17, 2000, as amended on July 29, 2011, between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee") (the "Indenture"). The terms of the notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). We have summarized selected terms and provisions of the Indenture and the Trust Indenture Act below. This summary supplements the description of the notes that we may offer in the accompanying prospectus supplement and of the debt securities in the accompanying prospectus. The following summary of specified provisions of the Indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual provisions of the Indenture, including the definitions contained in the Indenture of some of the terms used below, and the notes. If you would like more information on any of these provisions, you should read the relevant sections of the Indenture. Copies of the Indenture are available from us upon request.

        The floating rate notes, the 2023 notes and the 2030 notes initially will be limited to an aggregate principal amount of €650,000,000, €600,000,000 and €500,000,000, respectively. See "—Further Issuances" below.

        The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding. The Indenture does not limit the amount of notes, debentures or other evidence of indebtedness that we may issue under the Indenture or otherwise and provides that debt securities under the Indenture may be issued from time to time in one or more series.

        The entire principal amount of the floating rate notes will mature and become payable, together with accrued and unpaid interest, on May 15, 2020, the entire principal amount of the 2023 notes will mature and become payable, together with accrued and unpaid interest, on May 15, 2023 and the entire principal amount of the 2030 notes will mature and become payable, together with accrued and unpaid interest, on May 15, 2030 (each, a "Maturity Date" with respect to the applicable tranche of notes), in each case, unless redeemed earlier as described below under "—Optional Redemption," in the case of the 2023 notes and the 2030 notes only, and "—Redemption for Tax Reasons." The notes will not be subject to any sinking fund provisions and will not be convertible into or exchangeable for any of our equity interests. The notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

        The principal of each note payable at maturity or earlier redemption will be paid in euro against presentation and surrender at the office or agency maintained for such purpose in London, initially the corporate trust office of the London Paying Agent, located at One Canada Square, London E14 3AL, United Kingdom.

        Under the Indenture, holders of the floating rate notes, holders of the 2023 notes and holders of the 2030 notes will vote with holders of all other tranches of our medium-term notes, Series F, as a single class. As of May 8, 2015, we had $4,760,750,000 aggregate principal amount (€4,251,049,201 aggregate principal amount based on the euro/U.S.$ rate of exchange of €1.00/U.S.$1.1199 as of May 8, 2015 as reported by Bloomberg) of medium-term notes, Series F, outstanding under the Indenture.

        The Indenture contains provisions that require the consent of or action by a specified percentage of the aggregate principal amount of our medium-term notes, Series F, acting as a single class. For example, holders of a majority in aggregate principal amount of our medium-term notes, Series F, as a single class, may consent to certain modifications to the Indenture and waivers of past defaults under the Indenture, as described under "Debt Securities—Modification and Waiver" in the accompanying prospectus, and holders of at least 25% in aggregate principal amount of our medium-term notes, Series F, as a single class, may declare the entire principal of our medium-term notes, Series F, to be due and payable upon the occurrence of an event of default, as described under "Debt Securities—Events of Default" in the accompanying prospectus. Therefore, because the medium-term notes, Series F, vote as a single class, a greater percentage of the principal amount of the floating rate notes, the 2023 notes or the 2030 notes, respectively, may be required to take action under the Indenture and the aggregate principal amount of the floating rate notes, the 2023 notes or the 2030 notes, acting alone or jointly, may not be sufficient to take action under the Indenture. In addition, we are able to issue up to $9,000,000,000 aggregate principal amount (€8,036,431,824 aggregate principal amount based on the euro/U.S.$ rate of exchange of €1.00/U.S.$1.1199 as of May 8, 2015 as reported by Bloomberg) of medium-term notes, Series F, under the Indenture (of which $4,760,750,000 principal amount has already been issued). We may increase the authorized amount of our medium-term notes Series F at any time without your consent.

Floating Rate Notes

        The floating rate notes will bear interest at a rate equivalent to the 3-month EURIBOR (as defined below) (the "Base Rate") plus 0.23% per year; provided, however, that the minimum interest rate shall be zero. The floating rate notes will bear interest from May 20, 2015 or from the immediately preceding interest payment date to which interest has been paid. Interest on the floating rate notes is payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing August 15, 2015 (the "Floating Rate Interest Payment Date"). The interest rate on the floating rate notes will be reset quarterly on February 15, May 15, August 15 and November 15, commencing August 15, 2015. The initial base rate for the floating rate notes will be 3-month EURIBOR in effect on May 18, 2015. The interest rate on the floating rate notes will be determined on the second TARGET business day preceding the interest reset date (a "EURIBOR Interest Determination Date"). Interest on a Floating Rate Interest Payment Date will be paid to the persons, or "holders," in whose names the floating rate notes are registered on the security register at the close of business on the regular record date. The regular record date will be the fifteenth calendar day, whether or not a Business Day, immediately preceding the related Floating Rate Interest Payment Date. Interest on the floating rate notes will be computed on the basis of a 360-day year and the actual number of days in the period for which interest is being calculated.

        The floating rate notes shall bear interest at a base rate equal to the interest rate for deposits in euros designated as "EURIBOR" and sponsored jointly by the European Banking Federation and ACI—the Financial Market Association (or any company established by the joint sponsors for purposes of compiling and publishing that rate) on a EURIBOR Interest Determination Date, and will be determined in accordance with the following provisions:

  •
  EURIBOR will be the offered rate for deposits in euros having a maturity of three months beginning on such interest reset date, as that rate appears on Reuters Page EURIBOR01 as of 11:00 A.M., Brussels time, on the relevant EURIBOR Interest Determination Date.

  •
  If the rate described above does not appear on Reuters Page EURIBOR01, EURIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., Brussels time, on the relevant EURIBOR Interest Determination Date, at which deposits of the following kind are offered to prime banks in the Euro-zone interbank market by the principal Euro-zone office of each of four major banks in that market selected by us: euro deposits having a maturity of three months and in a principal amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. The Paying and Calculation Agent will request the principal Euro-zone office of each of these banks to provide a quotation in writing of its rate. If at least two quotations are provided in writing, EURIBOR for such EURIBOR Interest Determination Date will be the arithmetic mean (rounded upwards) of such quotations.

  •
  If fewer than two quotations are provided as described above, EURIBOR for the relevant EURIBOR Interest Determination Date will be the arithmetic mean of the rates for loans of the following kind to leading Euro-Zone banks quoted in writing, at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date, by three major banks in the Euro-Zone selected by us: loans of euros having a maturity of three months and in a principal amount of not less than €1,000,000 that is representative for a single transaction in such market at such time.

  •
  If fewer than three banks selected by us are quoting as described above, EURIBOR shall be the EURIBOR in effect on such EURIBOR Interest Determination Date.

        If any Floating Rate Interest Payment Date, Maturity Date or earlier date of redemption falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after that Floating Rate Interest Payment Date, that Maturity Date or that date of redemption, as the case may be. For purposes of the notes, "Business Day" means any day other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

2023 Notes

        The 2023 notes will bear interest at 0.950% per year from May 20, 2015 or from the immediately preceding interest payment date to which interest has been paid. Interest on the 2023 notes is payable annually in arrears on May 15, commencing May 15, 2016 (the "2023 Interest Payment Date"). Interest on a 2023 Interest Payment Date will be paid to the persons, or "holders," in whose names the 2023 notes are registered on the security register at the close of business on the regular record date. The regular record date for the 2023 notes will be the fifteenth calendar day, whether or not a Business Day, immediately preceding the related 2023 Interest Payment Date. Interest on the 2023 notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the 2023 notes (or May 20, 2015, if no interest has been paid on the 2023 notes), to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.

        If any 2023 Interest Payment Date, the Maturity Date for the 2023 notes or earlier date of redemption falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after that 2023 Interest Payment Date, that Maturity Date or that date of redemption, as the case may be. For purposes of the 2023 notes, "Business Day" means any day other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the TARGET2 system, or any successor thereto, is open.

2030 Notes

        The 2030 notes will bear interest at 1.750% per year from May 20, 2015 or from the immediately preceding interest payment date to which interest has been paid. Interest on the 2030 notes is payable annually in arrears on May 15, commencing May 15, 2016 (the "2030 Interest Payment Date"). Interest on a 2030 Interest Payment Date will be paid to the persons, or "holders," in whose names the 2030 notes are registered on the security register at the close of business on the regular record date. The regular record date for the 2030 notes will be the fifteenth calendar day, whether or not a Business

Day, immediately preceding the related 2030 Interest Payment Date. Interest on the 2030 notes will be computed on the basis of the ACTUAL/ACTUAL (ICMA) payment convention described above under "Description of Notes—2023 Notes."

        If any 2030 Interest Payment Date, the Maturity Date for the 2030 notes or earlier date of redemption falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after that 2030 Interest Payment Date, that Maturity Date or that date of redemption, as the case may be. For purposes of the 2030 notes, "Business Day" means any day other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the TARGET2 system, or any successor thereto, is open.

Issuance in Euro

        Initial holders will be required to pay for the notes in euro, and principal, premium, if any, and interest payments in respect of the notes will be payable in euro.

        If euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until euro is again available to us or so used. The amount payable on any date in euro will be converted to U.S. dollars on the basis of the Market Exchange Rate (as defined below). Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the Indenture. Neither the Trustee nor the London Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

        "Market Exchange Rate" means the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second Business Day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recent euro/U.S. dollar exchange rate available on or prior to the second Business Day prior to the relevant payment date, as reported by Bloomberg.

Further Issuances

        We may, from time to time, without the consent of or notice to existing note holders, create and issue further notes having the same terms and conditions as the notes of any tranche in all respects, except for issue date, issue price and, to the extent applicable, the first payment of interest. Additional notes issued in this manner will be consolidated with and will form a single tranche of debt securities with the related previously outstanding notes of the related tranche; provided, however, that the issuance of such additional notes will not be so consolidated for United States federal income tax purposes unless such issuance constitutes a "qualified reopening" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder.

Optional Redemption

        The 2023 notes and the 2030 notes will be redeemable, in whole but not in part at our option, at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes of the applicable tranche or (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on an annual basis (based on the actual number of days elapsed divided by 365 (or, if any of those days elapsed fall in a leap year, the sum of (x) the number of those days falling in a leap year divided by 366 and (y) the number of those days falling in a non-leap year divided by 365)) at the Reference Dealer Rate (as defined below), plus, in the case of the 2023 notes, 10 basis points, and in the case of the 2030 notes, 15 basis points, plus in each case, accrued interest thereon to the date of redemption.

        For the purposes of this "Optional Redemption" section,

        "Business Day" means, in relation to any place, a day on which commercial banks and foreign exchange markets settle payments in that place.

        "Quotation Agent" means the Reference Dealer (as defined below).

        "Reference Dealer" means any of Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch or their respective successors.

        "Reference Dealer Rate" means with respect to the Reference Dealer and any redemption date, the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield (as calculated by the Reference Dealer) on the notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Reference Bond on the basis of the middle market price of the Reference Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by the Reference Dealer.

        "Reference Bond" means, in relation to the Reference Dealer Rate, at the discretion of the Reference Dealer, an European government bond whose maturity is closest to the maturity of the notes to be redeemed, or such other European government bond as the Reference Dealer, may, with the advice of three brokers of, or market makers in, European government bonds selected by the Reference Dealer, determine to be appropriate for determining the Reference Dealer Rate.

        Notice of any redemption will be given to the Noteholders at least 30 days but not more than 60 days before the redemption date. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the 2023 notes and the 2030 notes called for redemption.

        The notes are also subject to redemption prior to maturity if certain events occur involving United States taxation. If any of these special tax events do occur, the notes may be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to, but not including, the date fixed for redemption. See "—Redemption for Tax Reasons."

Payment of Additional Interest

        We will, subject to the exceptions and limitations set forth below, pay as additional interest to a noteholder that is a United States Alien (as defined below) such amounts as may be necessary so that every net payment on such note after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such note to be then due and payable. However, we will not be required to make any payment of additional interest for or on account of:

  (a)
  any tax, assessment or other governmental charge that would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or a trust, or a member or shareholder of such holder, if such holder is a partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in trade or business or present therein or having or having had a permanent establishment therein, or (ii) the presentation by the holder of a note for payment more than 15 days after the date on which such payment became due and payable or on which payment thereof was duly provided for, whichever occurs later;

  (b)
  any estate, inheritance, gift, sales, transfer, personal property or any similar tax, assessment or other governmental charge;

  (c)
  any tax, assessment or other governmental charge that would not have been imposed but for such holder's past or present status as a controlled foreign corporation, passive foreign investment company (including a qualified election fund) or foreign private foundation or other tax exempt organization with respect to the United States or as a corporation that accumulates earnings to avoid United States Federal income tax;

  (d)
  any tax, assessment or other governmental charge that is payable otherwise than by deduction or withholding from a payment on a note;

  (e)
  any tax, assessment or other governmental charge required to be deducted or withheld by any paying agent from any payment on a note, if such payment can be made without such deduction or withholding by any other paying agent;

  (f)
  any tax, assessment or other governmental charge that would not have been imposed but for the holder's failure to comply with any applicable certification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a note if, without regard to any tax treaty, such compliance is required by statute or regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge;

  (g)
  any tax, assessment or other governmental charge imposed by reason of the holder (i) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) receiving interest described in Section 881(c)(3)(A) of the United States Internal Revenue Code or (iii) being a controlled foreign corporation with respect to the United States that is related to the Company by actual or constructive stock ownership;

  (h)
  any tax, assessment or other governmental charge that is imposed on a payment pursuant to Sections 1471 through 1474 of the United States Internal Revenue Code (FATCA), any Treasury regulations and official interpretations thereof, and any regulations or official law, agreement or interpretations thereof implementing an intergovernmental approach thereto; or

  (i)
  any combination of items (a), (b), (c), (d), (e), (f) (g) and (h);

nor shall such additional interest be paid with respect to any payment on a note to a holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to the additional interest had such beneficiary, settlor, member or beneficial owner been the holder of such note.

        For purposes of the foregoing, the holding of or the receipt of any payment with respect to a note shall not constitute a connection between the holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or a person having power over, such holder if such holder is an estate, a trust, a partnership or a corporation) and the United States.

        The term "United States Alien" means any person who, for United States Federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United

States Federal income tax purposes, a foreign corporation, a nonresident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

Redemption for Tax Reasons

        If, in the written opinion of independent counsel chosen by the Company, there is a substantial probability that the Company has or will become obligated to pay additional interest on the notes as described above under the heading "—Payment of Additional Interest," as a result of any of the following events occurring on or after May 13, 2015 (a) any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, (b) any action taken by a taxing authority of the United States or any political subdivision thereof or therein affecting taxation, which action is generally applied or is taken with respect to the Company, (c) a decision rendered by a court of competent jurisdiction in the United States or any political subdivision thereof or therein, whether or not such decision was rendered with respect to the Company, (d) a private letter ruling or technical advice memorandum issued by the National Office of the United States Internal Revenue Service on substantially the same facts as those affecting the Company or (e) any change, amendment, application, interpretation or execution of the laws of the United States (or any regulations or rulings promulgated thereunder) shall have been officially proposed, which change, amendment, action, application, interpretation or execution would have effect after May 13, 2015 and the Company determines that such obligation cannot be avoided by the use of reasonable measures then available to the Company, then the Company may, at its option, upon not less than 30 nor more than 60 days' prior notice to the holders for the time being of the notes, redeem the notes in whole, but not in part, at a redemption price equal to 100%. of the principal amount thereof plus accrued interest, if any, to the date fixed for redemption, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such additional interest if a payment in respect to the notes were due on such date and, at the time such notification of redemption is given, such obligation to pay such additional interest remains in effect. Prior to the publication of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Trustee (i) a certificate stating that the Company is entitled to effect such redemption and that the conditions precedent to the right of the Company to so redeem have occurred and (ii) an opinion of independent counsel chosen by the Company to the effect that there is a substantial probability that the Company has or will become obligated to pay additional interest on the notes.

Modification of the Indenture

        See "Debt Securities—Modification and Waiver" in the accompanying prospectus.

Events of Default, Notice and Waiver

        See "Debt Securities—Events of Default" in the accompanying prospectus.

Discharge, Defeasance and Covenant Defeasance

        The defeasance provisions described in the accompanying prospectus under "Debt Securities—Defeasance" will be applicable to the 2023 notes and the 2030 notes but not the floating rate notes.

Governing Law

        The Indenture is governed by, and construed in accordance with, the laws of the State of New York, and once issued the notes will be as well.

Book-Entry Delivery and Settlement

        We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

Global Clearance and Settlement

        The notes will be issued in the form of one or more global notes in fully registered form, without coupons, and will be deposited with, or on behalf of, a common depositary for, and in respect of interests held through, Euroclear and Clearstream. Except as described herein, certificates will not be issued in exchange for beneficial interests in the global notes.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees.

        Beneficial interests in the global notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests will be in denominations of €100,000 and integral multiples of €1,000 in excess thereof. Investors may hold notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

        Owners of beneficial interests in the global notes will not be entitled to have notes registered in their names, and, except as described herein, will not receive or be entitled to receive physical delivery of notes in definitive form. So long as the common depositary for Euroclear and Clearstream is the registered owner of the global notes, the common depositary for all purposes will be considered the sole holder of the notes represented by the global notes under the Indenture and the global notes. Except as provided below, beneficial owners will not be considered the owners or holders of the notes under the Indenture, including for purposes of receiving any reports delivered by us or the Trustee pursuant to the Indenture. Accordingly, each beneficial owner must rely on the procedures of the clearing systems and, if such person is not a participant of the clearing systems, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if we request any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the Indenture, the clearing systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the clearing systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in global notes.

Clearstream

        Clearstream has advised that it is incorporated under the laws of Luxembourg and licensed as a bank and professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream has established an electronic bridge with the Euroclear Operator (as defined below) to facilitate the settlement of trades between Clearstream and Euroclear. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream participant, either directly or indirectly.

        Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.

Euroclear

        Euroclear has advised that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of Euroclear, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions.

Euroclear and Clearstream Arrangements

        So long as Euroclear or Clearstream or their nominee or their common depositary is the registered holder of the global notes, Euroclear, Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the Indenture and the notes. Payments of principal, interest and additional amounts, if any, in respect of the global notes will be made to Euroclear, Clearstream, such nominee or such common depositary, as the case may be, as registered holder thereof. None of us, the Trustee, any agent and any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the Securities Act of 1933, as amended, or the Securities Act) will have any responsibility or liability for any records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Distributions of principal, premium, if any, and interest with respect to the global notes will be credited in euro to the extent received by Euroclear or Clearstream from the paying agent to the cash accounts of Euroclear or Clearstream customers in accordance with the relevant system's rules and procedures.

        Because Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the global notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

Initial Settlement

        We understand that investors that hold their notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form. Subject to applicable procedures of Clearstream and Euroclear, notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date, for value on the settlement date.

Secondary Market Trading

        Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any notes where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

        We understand that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

        You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

        In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

        Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants, as applicable, in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the Indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.

        Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Exchange of Global Notes for Certificated Notes

        Subject to certain conditions, the notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in minimum denominations of €100,000 principal amount and multiples of €1,000 in excess thereof if:

          (1)   the common depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for the global notes and we fail to appoint a successor depositary within 90 calendar days;

          (2)   we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated notes; or

          (3)   there has occurred and is continuing an Event of Default with respect to the notes.

        In all cases, certificated notes delivered in exchange for any global note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the common depositary (in accordance with its customary procedures).

        Payments (including principal, premium and interest) and transfers with respect to notes in certificated form may be executed at the office or agency maintained for such purpose in London (initially the corporate trust office of the London Paying Agent) or, at our option, by check mailed to the holders thereof at the respective addresses set forth in the register of holders of the notes, provided that all payments (including principal, premium and interest) on notes in certificated form, for which the holders thereof have given wire transfer instructions, will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. No service charge will be made for any registration of transfer, but payment of a sum sufficient to cover any tax or governmental charge payable in connection with that registration may be required.

        The paying agent and calculation agent for the notes will initially be The Bank of New York Mellon, London Branch (the "London Paying Agent").

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following summarizes certain material United States federal income tax consequences expected to result from the purchase at the issue price (the first price at which a substantial amount of notes is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement underwriters or wholesalers), ownership and disposition of notes by holders acquiring notes at original issue for cash.

        This discussion is based on:

  •
  the Internal Revenue Code of 1986, as amended (the "Code");

  •
  current, temporary and proposed Treasury regulations promulgated under the Code;

  •
  the legislative history of the Code;

  •
  current administrative interpretations and practices of the Internal Revenue Service (the "IRS"); and

  •
  court decisions,

all as of the date of this pricing supplement. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. The tax considerations contained in this discussion may be challenged by the IRS, and we have not requested, and do not plan to request, any rulings from the IRS concerning the notes.

        The tax treatment of a holder of notes may vary depending upon a holder's particular situation. Certain holders (including, but not limited to, certain financial institutions, insurance companies, broker-dealers, partnerships and other pass-thru entities, persons who mark-to-market the notes, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar, expatriates and persons holding notes as part of a "straddle," "hedge" or "conversion transaction") may be subject to special rules not discussed below. This discussion is limited to holders who will hold the notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.

        YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

        As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for United States federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation, including for this purpose an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof, (3) an estate whose income is subject to United States federal income tax regardless of its source, or (4) a trust, if both (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts that are beneficial holders of notes and in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "Non-U.S. Holder" means a beneficial owner (other than a partnership) of notes that is not a U.S. Holder.

        If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds a note, the treatment of a partner in the partnership will generally depend on the status of the partner and activities of the partnership. A holder that is a partnership and partners in such partnership should consult their tax advisors regarding the United States federal income tax consequences of purchasing, owning and disposing of the notes.

U.S. Holders

        Interest.    Stated interest on a note will be included in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with the U.S. Holder's regular method of tax accounting.

        U.S. Holders that use the cash receipts and disbursements method of accounting for tax purposes must recognize income equal to the U.S. dollar value of the euro received as a payment of interest (which includes proceeds in euro from a sale, exchange, or other disposition of the notes to the extent attributable to accrued interest), determined by translating the euro amount into U.S. dollars at the spot rate in effect on the date of receipt, regardless of whether the euro received is actually converted into U.S. dollars. U.S. Holders that use an accrual method of accounting for tax purposes may determine the amount of income recognized with respect to the euro received on each interest payment date by using one of two methods. Under the first method, the amount of income accrued is determined by translating the euro amount into U.S. dollars at the average exchange rate in effect during the accrual period (or, if the accrual period spans two taxable years, at the exchange rate for the partial period within the taxable year). Alternatively, such U.S. Holders may elect to determine the amount of income accrued on the basis of the spot rate in effect on the last day of the accrual period (or the last day of the taxable year in the case of an accrual period that straddles the U.S. Holder's taxable year) (and may use the spot rate on the date the interest payment is received if that date is within five days of the end of the accrual period). U.S. Holders that make this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. Accrual method U.S. Holders will recognize foreign currency gain or loss on the receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a note) if the spot rate of exchange on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Such foreign currency gain or loss generally will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the notes. A U.S. Holder will have a tax basis in euro received as interest equal to the U.S. dollar value of such euro.

        Sale, Exchange, Redemption or Retirement of the Notes.    Upon the disposition of a note by sale, exchange, redemption or retirement, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the sum of all cash plus the fair market value of all other property received on such disposition (other than amounts attributable to accrued interest, which amounts would be treated as ordinary interest income to the extent not previously so taxed) and (ii) the U.S. Holder's adjusted tax basis in such note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder based on the spot exchange rate on the settlement date of the initial purchase, decreased by the amount of any payments (other than payments of qualified stated interest) on the note (converted using the same exchange rate).

        A U.S. Holder that uses the cash receipts and disbursements method of accounting determines the amount realized in U.S. dollars by using the relevant spot exchange rate on the settlement date of the disposition of a note, provided that the notes are traded on an established securities market. A U.S. Holder that uses an accrual method of accounting may elect such treatment for all purchases and sales for foreign currency of stock or securities traded on an established securities market (which election cannot be changed without the consent of the IRS). Absent such an election, the amount realized by an accrual method U.S. Holder in U.S. dollars is the U.S. dollar value of the euro received, determined at the spot rate on the trade date of the sale, exchange or retirement of the note. A U.S. Holder's adjusted tax basis in a note generally will be the U.S. dollar value of the euro purchase price on the settlement date of the purchase. Gain or loss realized upon the taxable disposition of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss and such income or loss will not be treated as interest income or expense. Payments received on a disposition that are attributable to accrued stated interest will be treated in accordance with the foreign currency exchange gain and loss rules applicable to payments of stated interest (and described above). Furthermore, the gain or loss of a U.S. Holder attributable to fluctuations in currency exchange rates will be the difference between (i) the U.S. dollar value of the U.S. Holder's purchase price for the note, determined using the spot rate on the date the note is disposed of (or the settlement date, if the notes are traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an electing accrual basis taxpayer), and (ii) the U.S. dollar value of the purchase price for the note, determined using the spot rate on the date the U.S. Holder acquired the note. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the disposition of the note.

        Gain or loss recognized on the sale, exchange, retirement, or other taxable disposition of a note (except gain or loss attributable to foreign currency gains or losses) generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year. The deductibility of capital losses is subject to limitations.

        A U.S. Holder that purchases notes with previously owned euro will generally recognize gain or loss equal to the difference, if any, between such U.S. Holder's basis in the euro and the U.S. dollar fair market value of the notes on the date of purchase. A U.S. Holder will have a tax basis in euro received on the sale, exchange or retirement of a note equal to the U.S. dollar value of such euro, determined at the time of such sale, exchange or retirement. Any gain or loss realized by a U.S. Holder on a sale or other disposition of euro will be ordinary income or loss.

        Medicare Tax on Net Investment Income.    Certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their interest income and net gains from the disposition of notes, and potentially foreign currency gains. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the notes.

        Backup Withholding and Information Reporting.    A U.S. Holder of a note may be subject, under certain circumstances, to information reporting and backup withholding with respect to payments of interest on, and gross proceeds from a sale, exchange, redemption, retirement or other disposition of, a note. These backup withholding rules apply if the U.S. Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor;

  •
  furnishes an incorrect TIN;

  •
  is notified it is subject to backup withholding because such holder previously failed to properly report interest or dividends;

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding; or

  •
  otherwise fails to comply with applicable requirements of the backup withholding rules.

        A U.S. Holder of a note that does not provide his, her or its correct TIN may be subject to penalties imposed by the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption is properly established. U.S. Holders of notes should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption. U.S. Holders that are not corporations or tax-exempt organizations generally will be subject to information reporting requirements.

        Backup withholding is not an additional tax. Any amount paid as backup withholding is creditable against the U.S. Holder's federal income tax liability, provided the requisite information is timely provided to the IRS.

Non-U.S. Holders

        The following discussion is limited to the U.S. federal income and estate tax consequences to a holder of a note that is a beneficial owner and that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than a U.S. Holder (a "Non-U.S. Holder"). Because U.S. federal tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, some individuals may be "Non-U.S. Holders" for purposes of the U.S. federal income tax discussion, but not for the purpose of the U.S. federal estate tax discussion, and vice versa. For purposes of the discussion below, interest and any gain on the sale, exchange, redemption, retirement or other disposition of a note will be considered to be "U.S. trade or business income" if such income or gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business.

        Stated Interest.    Subject to the discussions of backup withholding and "FATCA" below, generally, interest (including additional interest, if any) paid to a Non-U.S. Holder of a note will not be subject to United States federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the notes will qualify as portfolio interest and will be eligible for the portfolio interest exception if the Non-U.S. Holder:

  •
  does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code;

  •
  is not a bank described in Section 881(c)(3)(A) of the Code; and

  •
  certifies, under penalties of perjury, on a properly executed Form W-8BEN or W-8BEN-E (or any successor form) prior to the payment of interest that such holder is not a United States person and provides such holder's name and address.

        The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding.

        Unless an applicable treaty otherwise provides, U.S. trade or business income will be taxed on a net basis at regular graduated U.S. rates rather than the 30% gross rate. In addition, in the case of a Non-U.S. Holder that is a corporation, any effectively connected earnings and profits may be subject to a 30% branch profits tax, unless an applicable treaty otherwise provides.

        To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8ECI (in the case of U.S. trade or business income not exempt under a treaty) or Form W-8BEN or Form W-8BEN-E (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder that is claiming the benefits of a treaty will be required to obtain and to provide a TIN unless the notes are actively traded property under applicable Treasury regulations. If the notes are actively traded, in certain circumstances the Non-U.S. Holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries or certain financial institutions that hold customers' securities in the ordinary course of their trade or business.

        Sale, Exchange, Redemption or Retirement of notes.    Except as described below and subject to the discussions concerning backup withholding and "FATCA," any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or retirement of a note generally will not be subject to U.S. federal income or withholding tax, unless:

  •
  such gain is U.S. trade or business income, in which case the Non-U.S. Holder generally will be taxed as discussed above under "—Stated Interest"; or

  •
  subject to certain exceptions, the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of the disposition, in which case the Non-U.S. Holder will be subject to a flat 30% U.S. federal income tax on any gain recognized (except as otherwise provided by an applicable income tax treaty), which may be offset by certain U.S. source losses.

        Payments received on a disposition that are attributable to accrued stated interest will be treated in accordance with the rules applicable to payments of stated interest (and described above).

        Federal Estate Tax.    Any notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total voting power of all of our classes of stock entitled to vote and income on the notes was not U.S. trade or business income.

        Information Reporting and Backup Withholding.    We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

        Treasury regulations provide that the backup withholding tax and certain information reporting will not apply to payments of interest with respect to which either the requisite certification that the Non-U.S. Holder is not a U.S. person, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

        The payment of the gross proceeds from the sale, exchange, redemption, retirement or other disposition of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, redemption, retirement or other disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker is a U.S. person or has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the gross proceeds from the sale, exchange, redemption, retirement or other disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is timely provided to the IRS.

        All certifications described above under the heading "—Non-U.S. Holders" are subject to special rules with respect to reliance standards, under which certifications provided by holders may not be relied on under certain circumstances (for example, if we, our paying agent, or the broker had actual knowledge or reason to know that the certification is false).

FATCA

        The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act ("FATCA") will generally impose a withholding tax of 30% on interest income from, and the gross proceeds from a disposition of, debt obligations paid to a foreign financial institution, unless such foreign financial institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The U.S. government has entered into intergovernmental agreements with the governments of certain countries that may in certain circumstances modify the foregoing requirements, including, in the case of a "Model 1" intergovernmental agreement, by requiring substantially similar information to be reported to the tax authorities in such country rather than to the U.S. tax authorities. In addition, FATCA will generally impose a withholding tax of 30% on interest income from, and the gross proceeds from a disposition of, debt obligations paid to a non-financial foreign entity unless such non-financial foreign entity provides the withholding agent with certain certifications or information relating to U.S. ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. U.S. Treasury regulations issued under FATCA provide that no withholding tax under FATCA will be imposed with respect to payments of gross proceeds from the disposition of debt obligations prior to January 1, 2017. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their ownership of the notes.

        THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL INCOME, MEDICARE, ESTATE AND GIFT TAX LAWS OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

EU SAVINGS DIRECTIVE

        Under Council Directive 2003/48/EC on the taxation of savings income (the "EU Savings Directive"), each member state of the European Union (a "Member State") is required to provide to the tax authorities of another Member State details of payments of interest (or similar income) made by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State or certain limited types of entity established in that other Member State. However, for a transitional period, Austria may instead apply (unless during such period it elects otherwise) a withholding system in relation to such payments deducting tax at a rate of 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non EU countries to the exchange of information relating to such payments.

        A number of non EU countries and certain dependent or associated territories of certain Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to, or collected by such a person for, an individual resident or certain limited types of entity established in a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident or certain limited types of entity established in one of those territories.

        On March 24, 2014, the Council of the European Union adopted a directive amending the EU Savings Directive (the "Amending Directive"), amending and broadening the scope of the requirements described above. The Amending Directive requires Member States to apply these new requirements from January 1, 2017, and if they were to take effect, the changes would expand the range of payments covered by the EU Savings Directive, in particular to include additional types of income payable on securities. The Amending Directive would also expand the circumstances in which payments that indirectly benefit an individual resident in a Member State must be reported or be subject to withholding. This approach would apply to payments made to, or secured for, persons, entities or legal arrangements (including trusts) where certain conditions are satisfied, and may in some cases apply where the person, entity or arrangement is established or effectively managed outside of the EU.

        However, on March 18, 2015, the European Commission proposed the repeal of the EU Savings Directive from January 1, 2017 in the case of Austria and from January 1, 2016 in the case of all other Member States (subject to on-going requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, or accounting for withholding taxes on, payments made before those dates and to certain other transitional provisions in the case of Austria). This is to prevent overlap between the EU Savings Directive and a new automatic exchange of information regime to be implemented under Council Directive 2011/16/EU on administrative cooperation in the field of taxation (as amended by Council Directive 2014/107/EU). The proposal also provides that, if it proceeds, Member States will not be required to apply the new requirements of the Amending Directive.

SUPPLEMENTAL PLAN OF DISTRIBUTION

        Pursuant to a terms agreement dated May 13, 2015 (the "terms agreement"), we have appointed the underwriters to act as agents under our distribution agreement dated May 16, 2014, between ourselves and the agents named therein, in connection with the purchase and sale of the notes. Barclays Bank PLC, Citigroup Global Markets Limited and Deutsche Bank AG, London Branch are acting as representatives of each of the underwriters named below. Subject to the terms and conditions stated in the terms agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriters	Principal Amount of Floating Rate Notes	Principal Amount of 2023 Notes	Principal Amount of 2030 Notes
Barclays Bank PLC	€216,667,000	€200,000,000	€166,667,000
Citigroup Global Markets Limited	216,667,000	200,000,000	166,667,000
Deutsche Bank AG, London Branch	216,666,000	200,000,000	166,666,000

Total	€650,000,000	€600,000,000	€500,000,000

        The underwriters have agreed to purchase all of the notes sold under the terms agreement if any of the notes are purchased. If an underwriter defaults, the terms agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the terms agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. After the initial offering of the notes to the public, the representatives may change the public offering price for the notes.

        The following table shows the underwriting discount that we have agreed to provide to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Underwriting discount
Per floating rate note	0.225%
Per 2023 note	0.300%
Per 2030 note	0.450%

        The expenses of this offering, not including the underwriting discount, are estimated at approximately €2,486,830, or $2,785,000, based on the euro/U.S.$ rate of exchange as of May 8, 2015 and are payable by us.

New Issue of Notes

        The notes are a new issue of securities for which no established trading market exists. Although we intend to apply to list the notes on the New York Stock Exchange, no assurance can be given that we will be able to list the notes. Even if the notes are listed, no assurance can be given that a trading market for the notes will develop or be maintained. If an active trading market does not develop for the notes, noteholders may not be able to resell them at all or at prices acceptable to them. Although the underwriters for this offering have advised us that they intend to make a market in the notes after completion of the offering, they are not obligated to do so and may discontinue market making at any time. We cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

Price Stabilization and Short Positions

        In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include overallotment, syndicate covering transactions and stabilizing transactions. Overallotment involves syndicate sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of notes in the open market after the distribution of the notes has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of such notes while the offering of such notes is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

        Any of these activities may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Extended Closing

        We expect to deliver the notes against payment for the notes on or about May 20, 2015, the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on or before May 18, 2015 will be required to specify alternative settlement arrangements to prevent a failed settlement.

Other Relationships

        Certain of the underwriters and their affiliates have provided in the past to the Company and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, certain of the underwriters and their affiliates are lenders under the Company's credit agreement dated August 5, 2014.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.

Notice to Prospective Investors in the United Kingdom

        The applicable provisions of the United Kingdom's Financial Services and Markets Act 2000 (the "FSMA") must be complied with in respect of anything done in relation to the notes in, from or otherwise involving the United Kingdom.

        Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of the notes, has only been and will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

LEGAL MATTERS

        The validity of the notes will be passed upon for us by Gregg M. Larson, who is our Deputy General Counsel, or another one of our lawyers. Sidley Austin LLP, New York, New York and London, United Kingdom, will act as counsel to the underwriters in this offering.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this pricing supplement by reference to 3M Company's Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        With respect to the unaudited financial information of 3M Company for the three-month periods ended March 31, 2015 and 2014 incorporated by reference in this pricing supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 30, 2015 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

3M Company

Medium-Term Notes, Series F
€650,000,000 Floating Rate Notes due 2020
€600,000,000 0.950% Notes due 2023
€500,000,000 1.750% Notes due 2030

PRICING SUPPLEMENT
May 13, 2015

Barclays
Citigroup
Deutsche Bank